Jolie Kahn, Esq.

12 E. 49th Street, 11th floor

New York, NY 10017

July 2, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-36285

Attention:	Jan Woo, Legal Branch Chief Edwin Kim, Staff Attorney

Re:	Marathon Patent Group, Inc. Registration Statement on Form S-3 Filed June 3, 2019 File No. 333-231915

Dear Ms. Woo and Mr. Kim:

On behalf of Marathon Patent Group, Inc., a Nevada corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated June 26, 2019 (the “Comment Letter”), regarding the Company’s above referenced Registration Statement on Form S-3 (the “Form S-3).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Page and caption references in the text of this letter correspondence to pages and captions in the Form S-3.

Registration Statement on Form S-3

Summary, page 5

1. Please clarify your business model as to your patent licensing business and assets. You indicate that you intend to expand your activities “in mining of new digital assets, while at the same time harvesting the value of [y]our remaining IP assets.” We note, for example, that you did not generate any revenue from licensing or other activities related to your intellectual property through the first quarter of 2019. Please provide a description of the patents you currently own or have an interest and clarify how you will generate revenue from these IP assets or whether you will divest them, such as the patents your acquired from the XpresSpa Group, Inc. We note the XpresSpa Group patents are held by your subsidiary, Crypto Currency Patent Holdings Company LLC, but is unclear whether these patents relate to digital asset technology. To the extent that you do not actively operate a patent licensing or enforcement business, or that you do not expect to generate material amounts of revenue related to your IP assets, please clearly indicate so in your Summary section.

Response:

We have amended the Summary section to include further information on the patents and to clarify that we do not actively operate a patent licensing or enforcement business.

Please contact the undersigned at (516) 217-6379 with any other questions.

Sincerely,

/s/ Jolie Kahn
Jolie Kahn, Esq.